

July 25, 2012

Via E-mail
Patrick W. M. Imeson
Chief Executive Officer
Eastern Resources, Inc.
1610 Wynkoop Street, Suite 400
Denver, CO 80202

      Re: **Eastern Resources, Inc.**
               Amendment No. 3 to
               Form 8-K
               Filed July 11, 2012
               File No. 000-54645

Dear Mr. Imeson:

We have reviewed your response dated July 11, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 13

Ownership Structure, page 13

1. We note your response to our prior comment 6 and your disclosure that the dissolution of EGLLC will not impact the relationship between Eastern Resources, Inc. and its operating subsidiaries. Please revise to clarify that the dissolution of EGLLC, and distribution of its holdings in Eastern Resources, Inc., may impact beneficial ownership of Eastern Resources, Inc., or advise.

Montana Tunnels Mine, page 15

2. We note your response to our prior comment 7. Please revise the heading "Activity for Nine-Year M-Pit Deposit Life of Mine" to indicate, if true, that this is expected activity rather than past activity.

Management's Discussion and Analysis, page 59

Liabilities, page 66

3. We note your revisions made in response to prior comment 15. Please also revise the third paragraph under this heading to clarify that the $10,000,000 of up-front consideration is a refundable customer deposit. Please also make a similar revision to the first paragraph of Note 9 on page F-29.

Directors, Executive Officers, Promoters and Control Persons, page 81

4. We note your response to our prior comment 14. We note that Mr. Smith's business background is discussed both on page 75 as an executive officer and on page 76 as a key employee. Please revise to include only one discussion and clarify whether he is an executive officer or a key employee. Additionally please revise to clarify whether he has served as Vice President – Operations and General Manager – Montana Tunnels Mine since February 2010 or April 2011.

Index to Financial Statements and Pro Forma Data, page F-1

5. It appears the index should refer to your pro forma statement of operations and your pro forma adjustments for the year ended December 31, 2011 (not 2012). Please revise.

Financial Statements

March 31, 2012 Combined Interim Financial Statements

Subsequent Events, page F-35

6. Reference is made to the private stock sale that occurred during May and June 2012. We note the common shares carry mandatory registration rights. Please expand to disclose if the mandatory registration rights also include any registration payment arrangements. Refer to ASC Topic 825-20-15 through Topic 825-20-50 for guidance.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP